

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 29, 2006

Via U.S. Mail and facsimile to (713) 632-1867
J. Kevin Blodgett, Esquire
General Counsel and Executive Vice President,
   Administration
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

Re: **Dynegy Inc.**
     Schedule TO-I
     Filed on March 16, 2005
     File No. 005-46541
     Registration Statement on Form S-4
     Filed March 16, 2005
     File No. 333-132454

Dear Mr. Blodgett:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Registration Statement on Form S-4

Conditions to the Offer and Consent Solicitation, page 43

1.   You disclose that Dynegy may delay the acceptance for conversion and payment of Offer Consideration if any of the listed conditions have occurred.

However, it is unclear under what circumstances Dynegy could delay the acceptance for conversion and payment of Offer Consideration. In this regard, other than those conditions dependent upon the receipt of government approvals, all conditions must be satisfied or waived prior to expiration of the Offer. Please confirm your understanding and revise your prospectus accordingly.

2. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

- Revise your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

- Avoid the use of vague terms, such as "could," and revise to eliminate references to events that may "indirectly" affect the Offer;

- We note your reference to "contemplated benefits." All Offer conditions must be clearly set forth in the Offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the "contemplated benefits" of your Offer are. Please expand to describe them.

Material United States Federal Income Tax Consequences, page 58

3. We note that in describing the tax consequences of the conversion pursuant to the Offer, you disclose "that the matter is not free from doubt," and that you have described what the tax consequences "should" be. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction. If counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine on the material federal tax consequences; (2) to explain why counsel is not able to opine on a the material federal income tax consequences; (3) to describe the degree of uncertainty in the opinion; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Eliminate uncertain descriptions such as "generally" and "in general." Further, provide a risk factor to clarify the risks involved in this uncertainty and highlight these risks in your summary term sheet. Similarly, your counsel's opinion regarding the tax consequences to holders who do not participate in the Offer should also be revised. For example, you disclose that a holder of Debentures that continues to hold the Debentures "is not expected to have a taxable event for U.S. federal

income purposes as a result of the Offer." Please revise, to the extent possible, to have your tax opinion unequivocally opine on the tax consequences to holders that do not participate in the Offer.

4.   See the immediately preceding comment. In this regard, we note that your tax opinion addresses the tax consequences if the transaction is characterized as a "recapitalization" and if the transaction is not characterized as a "recapitalization." Your tax opinion should not assume any legal conclusions underlying your opinion. Rather your counsel must opine on whether the transaction will be characterized as a "recapitalization." Please revise.

5.   Eliminate the disclaimer in the last sentence of the first full paragraph on page 60 and any similar disclosure throughout your prospectus. Because security holders are entitled to rely on your tax disclosure, it is inappropriate to include this apparent disclaimer. You may however, recommend that investors consult their own tax advisors *with respect to their particular tax consequences* that may vary on an individual basis.

Exhibit 8.1

6.   Please revise the language contained in the fourth paragraph of your tax opinion provided by Mayer, Brown, Rowe & Maw LLP to clearly convey that the opinion set forth in the prospectus is the opinion of counsel.

Closing

        As appropriate, please amend your Schedule TO and registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions

cc: Robert F. Gray, Jr., Esquire
          Mayer, Brown, Rowe & Maw LLP
          700 Louisiana Street, Suite 3600
          Houston, Texas 77002

          Andrew J. Pitts, Esquire
          Cravath, Swaine & Moore LLP
          825 Eighth Avenue
          New York, New York 10019